COSTAMARE PARTNERS LP

60 Zephyrou Street & Syngrou Avenue

17564 Athens Greece

November 6, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Withdrawal of Registration Statement on Form F-1 (Registration No. 333-199113), filed on October 2, 2014, as amended

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Costamare Partners LP (the “Partnership”) hereby applies to withdraw the Partnership’s Registration Statement on Form F-1 that was initially filed by the Partnership with the Securities and Exchange Commission (the “Commission”) on October 2, 2014 (Registration No. 333-199113), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date first set forth above.

The Registration Statement is being withdrawn due to market conditions being unfavorable for the Partnership to conduct its initial public offering. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement. The Partnership believes the withdrawal to be consistent with the public interest and protection of investors.

The Partnership requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Partnership’s account to be used to offset the filing fee for any future registration statement filed by a registrant entitled to apply such fees under Rule 457(p).

Please provide a copy of any written order granting the withdrawal of the Registration Statement to the undersigned by facsimile at +30-210-940-6454 with a copy to William P. Rogers, Jr. and D. Scott Bennett at Cravath, Swaine & Moore LLP, outside counsel to the Partnership, by facsimile at (212) 474-3700.

If you have any questions regarding this application for withdrawal, please contact the undersigned at +30-210-949-0050 or Mr. Rogers at (212) 474-1270.

Costamare Partners LP

By:	/s/ Konstantinos Konstantakopoulos
Name:	Konstantinos Konstantakopoulos
Title:	Chief Executive Officer and Director